THE SOMERSET GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)


Note 1.  Nature of Operations and Summary of Significant Accounting
Policies

The Somerset Group, Inc. (The "Company") is a registered savings bank holding company. Its major asset is a 21.6% ownership interest in First Indiana Corporation ("First Indiana"), which owns 100% of First Indiana Bank (the "Bank"). The Company also operated in the construction industry during 1995. During 1995 the Company sold substantially all assets of its construction industry operations for a combination of cash and notes receivable. The Company formed a new financial services division and in 1996 commenced expansion into the financial service industry, and currently operates an insurance agency, a stock brokerage division, and offers financial advisory and asset management services.

(a) Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries.

(b) Commissions and Fees: Commissions and fees represent revenue of the financial services division and are recognized on an accrual basis.

(c) Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in banks, and money market funds immediately available.

(d) Short-Term Investments: The investments are valued at market price on the statement date. They are available-for-sale and proceeds are available on three days notice. Unrealized holding gains and losses are excluded from earnings and are reported net of deferred income taxes as a separate component of shareholders' equity until realized.

(e) Investment in First Indiana Corporation: First Indiana Corporation is a bank holding company whose primary subsidiary is a savings bank which operates in Indiana, North Carolina, and Florida through its mortgage banking division. The Company's investment in First Indiana Corporation is stated at cost, adjusted for the Company's share of undistributed earnings, and includes adjustments under the purchase method of accounting. Capital changes of First Indiana Corporation are reflected as a separate component of consolidated retained earnings.

(f) Office Furniture and Equipment: Office furniture and equipment are stated at historical cost for financial reporting purposes. Depreciation is determined using the straight-line method based upon the estimated useful live of individual assets. Both straight-line and accelerated methods are used for income tax purposes.

(g) Income Taxes: The Company uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis. The principal temporary difference between the financial statement carrying amounts and the tax basis that result in deferred taxes is the investment in First Indiana, accounted for under the equity method of accounting. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the effective date.
                               -6-

(h) Income Per Share: Income per share is based on the average number of common shares and common share equivalents (stock options) outstanding during the year. The effect of outstanding stock options on income per share on a fully diluted basis is not material. All share and per share amounts have been adjusted for a five-for-four stock split that was effective February 26, 1997 and February 29, 1996.

(i) Treasury Shares: Treasury shares issued to fund employee benefit plans are valued at average cost of all treasury shares at the date of issuance.


Note 2.  Investment in First Indiana Corporation

The Company's percentage of ownership of First Indiana Corporation was 21.6% at March 31, 1997, 21.8% at December 31, 1996, and 21.9%
at March 31, 1996. The Company's equity in earnings of First Indiana Corporation shown in the Consolidated Statements of Income is before income taxes. Federal and state income taxes applicable to the equity earnings are contained as a component of total federal and state income tax expense.


Note 3.  Average Shares Outstanding

Average shares outstanding included the common share equivalents of outstanding stock options. There were 59,441, 62,389, and 58,559 equivalent shares included in the average shares outstanding for the periods ended March 31, 1997, December 31, 1996, and March 31, 1996. The Company had 81,438 shares, 105,313 shares, and 113,594 shares of its stock reserved for future stock grants as of March 31, 1997, December 31, 1996, and March 31, 1996.


Note 4.  Income Per Share

The Financial Accounting Standards Board has issued Statement 128, "Earnings Per Share" Statement". Statement 128 is effective for financial statements for periods ending after December 15, 1997, and earlier application is not permitted. The statement requires dual presentation of Basic earnings per share and Diluted earnings per share. Had Statement 128 been effective for the three months ended March 31, 1997 and 1996, the proforma earnings per share would be as follows:

                                                        3 Months Ended
                                                         March 31

                                              1997                1996
  Earnings per share, as reported             $.24                $.24

  Statement 128 earnings per share:
          Basic earnings                      $.25                $.25
          Diluted earnings                    $.24                $.24




                               -7-
Note 5.  Financial Instruments

The estimated fair value of the Company's financial instruments at March 31, 1997 approximate their carrying value as reflected in the Consolidated Balance Sheets. The Company's financial instruments include cash and cash equivalents, short-term investments, receivables, other assets, and trade accounts payable and accrued expenses. Financial instruments also include the investment in First Indiana that has a fair value of $41,619,000.


Note 6.  Financial Statement Preparation

The accompanying financial statements have been prepared with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.


                              -8-

                               PART I

Item 1 -  Financial Statements

The information required by Rule 10.01 of Regulation S-X is presented on the previous page.


Item 2 -  Management's Discussion and Analysis of Financial
Condition and Results of Operations

RESULTS OF OPERATIONS

Net income from operations during the three months ended March 31, 1997 were comparable to those of the same quarter last year, and amounted to $.24 per share in both 1997 and 1996. Actual earnings for the 1997 quarter were $635,000, compared to $638,000 last year. Equity earnings of First Indiana Corporation for 1997 were 14% lower than 1996, and amounted to $871,000, compared to $1,012,000 in 1996. The lower earnings of First Indiana were offset by income from One Insurance Agency and One Investment Corporation. The Company acquired these operations in June 1996, therefore, there were no comparable amounts during the first quarter of 1996.

First quarter earnings of First Indiana Corporation during the 1996 quarter were at record high levels. First Indiana's net interest margin remained stable at 4.39%, compared to 4.40% in 1996, and net interest income for the quarter amounted to $15.5 million, compared with $15.7 million one year ago. In comparison to last year, two principal factors contributed to the lower earnings. Lower originations of single family home mortgage loans resulted in lower fee income, and an increase in the quarterly provision for loan losses to $2.8 million, compared to $1.9 million last year. The increased provision was in anticipation of expected continued growth in targeted loan portfolios of home equity loans, construction, and business loans. The quarter saw growth in these areas, which was accomplished without lower margins.

For a more detailed discussion of the Results of Operations of First Indiana Corporation for the first quarter of 1997, please refer to the Form 10-Q of First Indiana Corporation, filed with the Securities and Exchange Commission under File Number 0-14354.

One Insurance Agency and One Investment Corporation offer insurance and non-FDIC-insured investments to customers of First Indiana Bank. These operations exceeded our expectations during 1996 and during the first quarter of 1997. Revenue and earnings were significantly improved compared to the results of these operations last year before they were acquired by the Company. New variable annuities and mutual funds were recently added to the product portfolios and the Company commenced an intensified life insurance marketing program. The new products and marketing emphasis are expected to improve future revenue and net income.

In February 1997, we formed Somerset Wealth Management, a new venture that recognizes the needs of today's consumers to plan for their future. Somerset Wealth Management will offer a package of advisory and counseling services, under an overall policy of objective advice, skilled asset allocation, and reliable results. Services offered include portfolio management and monitoring, financial counseling, and retirement plan design and administration. We expect this new division to be operational in May 1997.

                               -9-

Investment income during the quarter of $93,000 was $70,000 lower than the $163,000 earned during 1996. The decline was a direct result of lower investable cash during 1997, that was used to purchase One Insurance Agency and One Investment Corporation during the second quarter of last year, and the retirement of all outstanding debt late in the first quarter of 1996. Interest expense for 1997 was eliminated by the debt retirement compared to expense in 1996 of $42,000.

Selling expenses and General and Administrative expenses amounted to $415,000 during the current quarter compared to $213,000 in the 1996 quarter. This increase was a direct result of increased operating expenses associated with One insurance Agency and One Investment Corporation with no comparable expenses in 1996.

Impact of Accounting Standard

The Financial Accounting Standards Board has issued Statement 128, "Earnings Per Share". Statement 128 is effective for financial statements for periods ending after December 15, 1997. The statement requires dual presentation of Basic earnings per share and Diluted earnings per share. See Note 4 of the Notes to Consolidated Financial Statements for a proforma presentation of the implementation of Statement 128 on earnings per share.


CAPITAL RESOURCES AND LIQUIDITY

Management considers the capital resources and liquidity of the Company to have been very good at March 31, 1997, December 31, 1996, and March 31, 1996.

Because of the sale of all construction industry operating assets during 1995, and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in additional acquisitions of businesses in the financial services industry.

At March 31, 1997, the Company had a very high ratio of current assets to current liabilities, that stood at 50 to one, compared to 20 to one at March 31, 1996. In addition, 97% of the current assets consisted of cash, cash equivalents, and short-term investments.

The Company had no long-term debt at March 31, 1997, December 31,
1996, and at March 31, 1996. All long-term debt was retired in March 1996.

Shareholders' equity increased to $31.7 million at March 31, 1997, from $29.9 million at March 31, 1996. Adjusted for the March 14,
1997 five-for-four stock split, the per share amounts were $12.32 compared to $11.66.

The Company's investment in First Indiana Corporation is stated at cost, plus the Company's share of undistributed earnings, as required by the FASB's accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At March 31, 1997, the market value of the Company's investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System, was $11 million greater than the carrying value in the consolidated financial statements. At March 31, 1996, such market value was $13 million greater than the carrying value.

                               -10-
Operating activities during the first quarter of 1997 provided $293,000 of cash, compared to usage of $67,000 of cash in the first quarter of 1996. The major reason for the change is that the Company had very little activity from operations during 1996 and used cash to reduce accounts payable, accrued expenses, and income taxes payable. During the 1997 quarter, these items were not significantly reduced.

Cash dividends paid increased to $234,000 in the 1997 first quarter, compared to $205,000 last year, or 14%. This increase resulted from the five-for-four stock split of March 14, 1997, and the payment of regular semi-annual dividend of $.09 per share on the post stock split shares, compared to $.08 last year.

The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.





                               -11-

                             PART II

                        OTHER INFORMATION

Items 1 through 6
The information required by these items has been omitted as it is not applicable.

Reports Filed on Form 8-K
No reports on Form 8-K were filed during the three months ended
March 31, 1997.


                            SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                     THE SOMERSET GROUP, INC.
                           (Registrant)




                    By s/Marni McKinney
                         Marni McKinney
                         President and
                         Chief Executive Officer




                    By s/Joseph M. Richter
                         Joseph M. Richter
                         Executive Vice President
                         and Chief Financial Officer


DATE: May 2, 1997






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